UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated February 10, 2026.

Item 1

Millicom (Tigo) acquires Telefonica operations in Chile jointly with NJJ, structured to capture strategic value while protecting its balance sheet

Key Highlights:

Joint acquisition through a 49%/51% partnership between Millicom International Cellular S.A. (“Millicom”) and NJJ.

Transaction structured with an initial closing payment of $50 million and additional earn-out consideration up to $150 million based on structural value creation and not guaranteed by Millicom.

Acquired business will not be consolidated in Millicom’s financial statements during joint ownership, and financial obligations of the acquired company and the transaction are non-recourse to Millicom. Telefonica will be required to assure CLP 79 billion (approximately USD 92 million) at closing for balance sheet stability.

Millicom will have the option to acquire NJJ’s stake in the business in Year 5 and 6 post-closing at a 10% discount to Millicom trading multiples, with NJJ having a later option to acquire Millicom’s stake with the same price methodology if Millicom does not exercise.

Acquisition reinforces Millicom’s strategic presence in South America and complements its regional footprint.

Luxembourg, February 10, 2026.  NJJ and Millicom International Cellular S.A. (“Millicom”) today announced the acquisition from Telefonica S.A. (“Telefonica”) of 100% of Telefonica’s interest in its Chilean business (representing 99.4% of the company), through a jointly controlled vehicle owned 51% by NJJ and 49% by Millicom.

Telefonica will receive an initial closing payment of $50 million and be entitled to additional earn-out consideration up to $150 million based on structural value creation. The earn-out consideration and any obligations of the acquired business, including its existing debt, will be payable from its cash flows and are not guaranteed by Millicom.

In connection with the joint acquisition, NJJ and Millicom are entering into a shareholders’ agreement pursuant to which Millicom will have a call option to purchase NJJ’s share in the acquired  business after the fifth and sixth years post-closing, at a valuation based on Millicom’s then-prevailing trading multiples less a 10% discount, payable with Millicom shares. If exercised, NJJ will be entitled to receive cash or Millicom shares for its transferred stake. If Millicom does not exercise its option, NJJ will have a call option to acquire Millicom’s 49% stake on similar pricing terms.

This structure enables Millicom to capture long-term of a strategically expanded presence in South America while maintaining a healthy balance sheet and preserving financial flexibility.

At the closing, Telefonica will be required contribute CLP 79 billion (approximately USD 92 million) which will be allocated to satisfy certain payments and to ensure balance sheet stability.

Strategic Rationale

Although Millicom will initially hold a minority stake, the company will operate the business from day one and will apply the Millicom operational playbook to stabilize and strengthen the asset, drawing on its extensive regional experience.

As partners, NJJ and Millicom aim to enhance competitiveness and operational efficiency, capitalize on network modernization and service innovation, and support sustained investment in network quality and digital services in Chile. The transaction provides a distinctive opportunity to acquire and reposition a challenged asset in one of the region’s largest and most strategic markets at an attractive valuation, while preserving the strength and flexibility of Millicom’s balance sheet.

The joint acquisition reflects Millicom’s disciplined capital allocation strategy, prioritizing long-term value creation, operational improvement, and strong alignment with local market fundamentals.

Marcelo Benitez, CEO of Millicom, commented: “This transaction reflects Millicom’s disciplined and pragmatic approach to long-term value creation in Latin America. Partnering with NJJ allows us to combine complementary strengths while preserving financial discipline, balance-sheet protection, and strategic flexibility. We are taking an option on a large and important market through a thoughtful structure that limits upfront risk, isolates leverage, and fully protects Millicom from recourse. It gives NJJ and Millicom operational control from day one and the ability to capture long-term upside at an attractive valuation, without compromising our financial strength. Chile is a strategic market with solid fundamentals and strong demand for high-quality connectivity. We are committed to applying our operational playbook, investing with discipline, and supporting Chile’s digital development through better networks, better execution, and sustainable value creation over time.”

Country Profile: Chile

•	Stable macroeconomic framework with strong institutions, prudent fiscal management, and a credible inflation-targeting regime, consistently recognized by the World Bank and the IMF.

•	Sound public finances and a resilient financial system, supporting long-term investment and sustained economic growth.

•	An open, globally integrated economy with strong trade linkages and a solid external position, contributing to macroeconomic resilience and policy credibility.

•	One of Latin America’s most developed and competitive telecommunications markets.

•	High mobile and broadband penetration, with continued demand for network quality and digital services.

•	Market characterized by infrastructure-based competition and a strong focus on service quality and consumer protection.

•	Ongoing opportunities for operational efficiency, network modernization, and service innovation.

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For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Luca Pfeifer, VP for Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, highspeed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

About NJJ

NJJ Holding (“NJJ”) is the personal investment vehicle of Xavier Niel, a French entrepreneur and leading long-term investor with a strong global focus on telecommunications, alongside significant positions in real estate, media, and content production. Overall, Xavier Niel has telecoms investments in more than 20 countries worldwide, serving over one hundred million mobile subscribers.

Through NJJ, he is a major shareholder in the commercial real estate company Unibail-Rodamco-Westfield, holds hundreds of investments in startup tech companies, and has co-founded Mediawan, the first European independent production studio.

Xavier Niel (with his family, through Atlas Investissement) is the largest shareholder of Millicom with more than 40% of the capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: February 10, 2026